U.S. SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS


    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                 GRAND ENTERTAINMENT & MUSIC (G.E.M.) INC.
      -----------------------------------------------------------
      (Name of Small Business Issuer as specified in its charter)


         FLORIDA                                     650941045
-------------------------------          -----------------------------------
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)

      4862 Mayfair Ave., Montreal QC,                       H4V 2E7
  ------------------------------------------------------------------
  (Address of principal executive offices)                (Zip Code)

Issuer's telephone number, including area code         (519) 743-8153
                                                       --------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered

      Common
-------------------------                     -------------------------------

-------------------------                     -------------------------------

Securities to be registered under Section 12(g) of the Act:

                            COMMON STOCK
                          ----------------
                          (Title of class)

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

Introduction

The Company was incorporated as Future Projects II Corp. under the laws of the State of Florida on June 3, 1997. On February 21, 2000, the Company exchanged 16,000,000 shares of its common stock for 100% of the issued and outstanding shares of Grand Entertainment and Music (G.E.M.), Inc. (the "Original GEM") effectuating a merger and change of control such that the Original GEM is a wholly-owned subsidiary of the Company. The Original GEM was incorporated on November 19, 1998 in Canada under the Canada Business Corporations Act. On February 24, 2000, the Company amended its Articles of Incorporation to officially change its name from Future Projects II Corp. to Grand Entertainment & Music (G.E.M.) Inc. ("GEM" or the "Company".)

Fred Berlin is the President and Chief Executive Officer of the Company, Emilio Fulcro is its Secretary and Chief Operating Officer and Peter Stocola is its Treasurer and Chief Financial Officer. The Company's principal offices are located at 4862 Mayfair Ave., Montreal QC , Canada H4V 2E7 and its telephone number is (519) 743-8153. All references to the operations of the Company refer to the operations of the Company and its Subsidiaries.

The Company is an independent music producer which produces, promotes and markets music recordings (CD's and Cassettes). The Company's copyright library consist of a repertoire of over 5,000 titles, covering the field of music; children's songs, pop, urban, rock and classical titles. Additionally, the Company's studio produces voice-over commercials for radio and television.

The Company has voluntarily elected to file this Form 10-SB. The Company thereby intends to facilitate the trading of its common stock pursuant to Section 15(c) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 15c2-11 promulgated thereunder.
 If the Company's obligation to file reports pursuant to the Exchange Act is suspended, the Company has not yet determined whether or not it will voluntarily file those reports.

Business of the Company

The Company is an independent record production company. Its business operation consists of three wholly-owned subsidiaries:

160662 Canada, Inc. (HITT Records) - a record production company that was founded in 1987 by Mr. Berlin. It has been producing recordings of various artists signed to its own labels as well as for other independent record companies. The production team at HITT Records also writes and produces radio and television commercials, and produces remixes of previously released recorded music.

2867-0453 Quebec, Inc. (Mint Music International) - a music company founded by Mr. Fulcro in 1996. Mint Music International creates and produces various concepts, or themes, in the music field for alternatively priced markets. Mint Music International has developed many theme recordings, such as Christmas music such as "Traditional Christmas", "A Riverdance Christmas"; the Company has also produced an educational recording, "The Alphabet Series", in a format of 10 compact discs or cassettes in English and French (a Spanish version is in production) and other albums of this type.

3535924 Canada, Inc. (Cherry Production Studios) - a recording studio founded in 1986 by Mr. Stocola. The facility contains five recording studios housing equipment for all aspects of recording, mixing, editing and mastering recordings.

GEM's combined activities encompass all phases of production of music recordings. The Company distributes its products through third party distributors, such as Universal One Stop Distribution of Philadelphia and Popular Records/ V.O.T.U. (Italy). The Company regularly licenses its products to various companies in the U.S., Southeast Asia, South America and Europe.

The Company manages its artists by negotiating and overseeing their contracts; maintaining personnel files including option notifications, copyrights to their songs; issuing licenses on their behalf; collecting royalties and paying them. The Company coordinates the art, photography; prepares label copy, new release sheets and schedules as well as co-ordinates artist's tours. The Company negotiates, on behalf of its artists, deals with clubs and promoters, endorsements, personal appearances, and charitable requests. The Company provides tour support, public appearances and publicity tours for its signed artists.

Trademarks

The Company  has no registered trademarks.

Employees

Fred Berlin is the President and Chief Executive Officer of the Company, Emilio Fulcro is its Chief Operating Officer and Director of Marketing and Sales and Peter Stocola is its Senior Vice President Engineering and Chief Financial Officer. The Company has not entered into employment agreements with Messrs. Berlin, Fulcro or Stocola. The Company will gradually add administrative, sales, operations and marketing staff to support the expansion plans as outlined. At the present time, the Company has 7 full-time employees and 19 part-time employees or contractors.

Industry Background

The Major Labels:

In the $40 billion record business, there are two types of record companies: the first group, the majors (the "Majors"), such as Warner Brothers, BMG, Polygram, etc. which sell primarily "pop" music, and the second group, the independent record companies (the "Independents") such as Popular Records, TJSB Records Ltd. and NUMUZIK", which are smaller music sellers usually focused on a distinct niche audience. A major label is usually distributed by the recording company itself, or by a subsidiary company owned by or affiliated with the Major

There are six recording and distribution companies (The "Majors") which dominate the U.S. music industry, and which manufacture and distribute over two hundred labels, supplying music wholesalers and retailers with about 80% of the U.S. market - Warner-Elektra-Atlantic (WEA); Polygram Group Distribution (PGD); MCA Music Entertainment; BMG Distribution, Sony Music Entertainment, and CEMA/UNI Distribution.

The Majors today operate in a similar fashion to film distributors, rather than production houses, having the organization and money to take new music to the public, but little ability to 'create' the music themselves. They buy out successful independent labels and artist-owned companies, enter into joint ventures with them, or contract with them for distribution rights.

The Independent Labels

The Independents are in essence smaller versions of the Majors and account for the remaining 20% of recorded music sales or approximately $2 billion per year. They traditionally service small areas or regions and represent over 2,500 independent labels. The Independents rely on many small independent distributors to have their albums sold. Independents' albums are distributed by nearly 300 independent record distributors.

In the early 1950's, the power center of the music industry shifted from an alliance of publishing houses and film studios to record companies. This shift reflected the ascent of records as the leading source of revenue for the industry. The market was dominated by a handful of major labels, but dozens of Independents were carving out successful niches for themselves which continue until the present time. Companies such as Elektra, Fantasy, A&M; Motown, Stax, Chess, Sun and Dot had their start during this period.

The Independents provide the conditions for new sounds to grow and old 'niche' sounds to flourish. All significant new musical trends have had their birth in independent record companies and production houses. From early Independents like Verve, Specialty, Sun and Stax, to post-rock labels like Rounder, Green Linnet and Alligator, to more recent upstarts like Sub-Pop, Epitaph, Tommy Boy and Profile, the Independent story is one of locating great sounds and packaging them for 'niche' consumption. The Independents are diverse and span every style from classical to hip-hop and folk to new age.

The Independents are the major source for new music. It serves as the R&D laboratory for the Majors. The Independents are artistically and creatively on the cutting-edge of 'new music', the fastest-growing segment of the industry today. It includes everything from rap, urban and ambient to country, jungle and folk.

Industry Growth

Over the last decade and a half, the music industry experienced double-digit growth until 1995 when sales growth stopped. This explosive growth was due, in part, to the change from the vinyl album to the CD (Compact Disc), which resulted in the greatest boom period in audio recording history, most of it created by reselling the same music to the same people in this new format. Once these consumers purchased all the catalogue items they wanted, revenue began to plummet. CD sales reached a saturation point in the U.S. This was felt most acutely at the retail level. Since 1998, the strong economy has resulted in a new period of sales growth.

Effect of the Internet

New digital technologies are putting much more control in the hands of the public, and much less control in the hands of the Majors. The average consumer today buys his CD with a pre-arranged mix of 12 to 16 cuts running about the 70 minutes available on the disc. Half of these cuts are not very good, yet the consumer still pays, usually between $10.00 to $15.00 for a CD at retail. The next step will be the 'customized CD'. The consumer will pay approximately $1.00 per cut and will order their CD with the mix of songs they want. This CD will end up costing approximately the same but the consumer purchases 100% of the music they want, even if the cuts are a mix from different albums. Another factor is that many artists are considering abandoning their label affiliations at some point in the future and making their music products available for sale directly over the Internet. The impact of the Internet on the music distribution system will be the elimination of the CD itself. Digital downloading of music directly to the consumer's storage medium will ultimately replace the current methodologies for distributing music to the consumer.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
------------------------------------------------------------------

General

Generally, the two revenue sources that the Company will focus on are:

Traditional Activity - The Company's traditional business is producing music recordings for its signed artists, and on a contract basis for other independent labels and commercials, and distributing their music through independent distributors.

Internet Related Activity - The Company is creating a Web Portal that allows consumers to quickly and conveniently preview, purchase music and download music immediately, at a price competitive to traditional purchased CDs. The Website allows customers to make initial purchases through the Company's catalogue, which is expected to offer a selection of between 5,000 to 10,000 recordings. Management expects that its Internet Portal will begin to generate immediate additional revenue to the Company's ongoing operations and ultimately be the Company's main source of revenue's in the future.

The Company is in the process of developing an Internet Portal web site (a Portal as used here means an Internet Web Site that is a conglomeration of web sites which have a commonality of interest: i.e. independent music companies.) that specializes in the sale of music. The Company's business strategy is focused on becoming a leading provider of downloadable music directly to consumers over the Internet. The Internet Portal is intended to market the Company's products along with the products of other independent record companies. Management believes that the Company's Internet Portal has the potential to become one of the largest music distribution outlets, representing GEM along with hundreds of Independents worldwide.

Revenues from the Company's Internet activities will be derived from two sources: (1) Sale of its own products and the products of other Independents; and (2) artists and independent labels will pay the Company fees for (a) exposure on the Portal and the use of the Company's software, (b) sales commissions for record sales, and (c) management fees for processing data and payments.

The advantages to the consumer of Internet sales include convenience, lower prices, large music selections and information on the artist. Downloadable music can be purchased on-line and used immediately. It can be more easily managed, carried and customized than music on physical media. When using the Internet as the distribution channel, there are none of the costs associated with distributing physical media, and as a result, music can be purchased at a lower cost than traditional CDs. An additional advantage is that CDs may be personalized and tailored to a customer's individual requirements.

The benefits to artists and Independent Labels include powerful distribution capability, greater understanding of one's fan base, significant new media exposure and an infrastructure to support the payment of royalties. The Company's solution offers global distribution to artists and Independent Labels, with higher margins stemming from lower distribution costs. By tracking the behavior of fans on the Company's Website, the artists get a clearer insight into who is buying their music, allowing them to focus their creative and promotional efforts.

The Internet Web Site will be powered by a system called XPS (Extended Portal System). This technology is proprietary to Cadnetics, Inc. and GEM is the exclusive licensee of this technology in the online music business. XPS offers distinct advantages to the Company's online clients, the independent producers ("IP'S"). We offer our IP'S the advantages of being part of a most comprehensive music web site, rivaling any of the Majors, along with a simplified hands on proprietary approach to managing their web pages and sales. What this actually means is that (1) the Company supplies them with their own Web Page on our site; and (2) the Company gives them software that they install in their company's local computers that allows them to up date, up load new products and maintain there individual company's Web Page locally at their own facilities.

The Company's Website will enable artists and labels worldwide to easily access a global customer base while providing them with an integrated means of distributing, promoting and tracking the sales of their recorded music. Key elements of this development strategy include (1) aggressively acquiring compelling content through agreements with independent record labels, owners and distributors of recording catalogues and artists; and (2) creating strong brand awareness through off-line and on-line marketing.

The Company is at the development / production stage of its Internet Portal. Management is prepared to invest much of the Company's resources, principally in the first two years, for online visibility and sales. The Company's current record business will continue to sustain a large part of these operations. The Company's management intends to aggressively invest in the implementation of its Internet marketing strategy.

Company Operations

By using current computer and on-line communications technologies, the Company expects to establish an industry presence with minimal traditional overhead. By decentralizing its staff and infrastructure using an intranet based Wide Area Network (WAN), the subsidiaries will be linked by central file servers, communications hubs and core staff to be located at the Company's main office. This will result in a geographically distributed organization of employees and independent contractors, with up-to-the-minute communication and coordination among manufacturing, distribution, sales, marketing, promotion, project management, publicity, A&R (artists & repertoire), comptroller's office, international, business affairs, and inventory control.

Management intends to reduce the ratio of full time employees per recording through extensive use of independent contractors ("Contractors"). Management anticipates that it will increase the number of new releases utilizing Contractors on an "as needed" basis, with their costs amortized on a per project basis, thereby reducing the cost per release to the Company. The Company has incorporated Contractors into the areas of manufacturing, distribution, sales, marketing, promotion, international licensing, publicity, business affairs, accounting, and A&R. These Contractors offer some of the best talent in the Canadian and U.S. music industry.

The Company will produce recordings by using its own production facilities to create finished products. The primary focus will be on artists and recordings able to break into a defined market niche such as a specific ethnic market, with a crossover potential to mainstream pop.

The Company believes that the Internet and digital transmission of music is poised to transform the recording industry. On-line opportunities for independent labels are multiplying rapidly.

Risk Factors

Management believes that the Company is subject to the following risks:

Limited Operating History; Development Stage Company. The Company was only, reorganised in February 21, 2000, and has had a very limited operating history and has had no significant income. To date, the Company has been primarily engaged in the development of its Internet related business plan and the commencement of business operations on a limited scale. The Company must be considered to be in its development stage and subject to all the risks inherent in any newly formed business including the absence of a significant operating history, lack of market recognition and limited banking and financial relationships. In addition, the business plan and operating strategy involves expansion into businesses and markets that are highly competitive and typified by well established and better financed companies with a long established and highly recognised market presence.

Competition. The Company must compete with the Majors, Independents and other technology companies. Many of the Company's current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages namely: longer operating histories; significantly greater financial, technical and marketing resources; greater brand name recognition; larger existing customer bases; and more popular content or artists. Competitors with larger financial resources may respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion, and sale of their products or services than the Company can.

Dependence on Key Existing and Future Personnel. The success will depend to a large degree upon the efforts and abilities of the officers and key management employees. The loss of the services of one or more of the key employees could have a material adverse effect on the business prospects and potential earning capacity. As the business plan is implemented, it will need to recruit and retain additional management and key employees in virtually all phases of its operations. There can be no assurances that the Company will be able to recruit or retain such new employees on terms suitable to the Company.

Uncertainty of Market Acceptance. Commercial success of the Company is dependent upon continued market acceptance of its recordings.

Additional Financing Required - Lack of Traditional Financing Sources. The Company is pursuing an aggressive growth strategy, which will require substantially more funding than the Company has. However, there can be no assurance that all, or any part of such additional financing will in fact be realized. The Company may seek such financing from sources such as bank financing or through the sale of additional debt or equity securities (or a combination thereof) in future public or private offerings. However, there can be no assurance that any such financing will in fact be available to the Company when needed or upon terms acceptable to the Company. Consequently, should the Company be unable to secure needed additional financing in the future on a reasonable basis. the Company may not be able to sustain viable commercial operations. There can be no assurances that any such additional financing will be available on terms satisfactory to the Company, if at all.

Uncertain Ability to Manage Growth. As part of the business strategy, we intend to pursue rapid growth. The ability to achieve the planned growth depends upon a number of factors, including the ability to hire and train management and other employees, the adequacy of the financial resources, the ability to identify new markets in which we can successfully compete and the ability to adapt the purchasing and other systems to accommodate the expanded operations. In addition, there can be no assurance that we will be able to achieve the planned expansion or that we will be able to manage successfully the expanded operations. Failure to manage growth effectively could adversely affect the financial condition, results of operations and prospects.

Limited Market for Securities. Although a limited market for the Common Stock has developed, there is currently no broad and established public market for the shares and no assurance can be given that such a market will develop in the future. The current market price of the shares bears no relationship whatsoever to assets, earnings, book value, or other objective standards of worth.

Absence of Dividends on the Common Stock. The Company has not paid any dividends on any of its shares of Common Stock since the inception and does not currently anticipate paying dividends on its Common Stock in the foreseeable future.

Possible Failure to Obtain Listing of Common Stock and Market Illiquidity. The Company intends to list its Common Stock on the National Association of Securities Dealers OTC Bulletin Board. There is no assurance that such a listing will be obtained, and if it is not obtained, the Common Stock of the Company will continue to have a limited market. Even if a listing is obtained, there's no assurance that Common Stock of the Company will have anything other than a limited market.

Issuance of Additional Shares. The Board of Directors has the power to issue additional shares without shareholder approval. Any additional shares issued by the Company below the offering price in this Offering may have the effect of further diluting the interest of then current shareholders.

Forward Looking  Statements

When used in this Form 10-SB filing, the words "believe", "should", "would" and similar expressions which are not historical are intended to identify forward-looking statements that involve risks and uncertainties. Such statements include, without limitation, expectations with respect to the results for the next fiscal year, the Company's beliefs about the record business and its views about the long-term future of the industry and the Company. In addition to factors that may be described in the Company's other Securities and Exchange Commission filings, all of the Risk Factors described herein could cause the Company's financial performance to differ materially from that expressed in any forward-looking statements made by, or on behalf of, the Company. The Company does not undertake any responsibility to update the forward-looking statements contained in this Form 10-SB filing.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Company's principal offices are located at 4862 Mayfair Ave Montreal, (QC) Canada H4V2E7. and its telephone number is (514)
328.9348. These facilities, consisting of approximately 1000 sq. ft., are subject to a 3-year lease for $600.00 per month. Management believes that the facilities are sufficient to support the Company's planned operations for the foreseeable future.

The Company's Studio facilities are located at 8530 Champ D'eau, St Leonard (QC), Canada H1P1Y3. Its telephone number is (514)
328.9348. These facilities, consisting of approximately 2900 sq. ft., are subject to a 3-year lease for $2,000.00 per month. Management believes that the facilities are sufficient to support the Company's planned operations for the foreseeable future.

The Company's second studio facilities are located at 4020 St. Ambroise, Suite 495, Montreal (QC), Canada H4C2C78. Its telephone number is (514) 938.8080. These facilities, consisting of approximately 2400 sq. ft., are subject to a 3-year lease for $1,100.00 per month. Management believes that the facilities are sufficient to support the Company's planned operations for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
        MANAGEMENT
-----------------------------------------------------------

The following table sets forth the number of shares of our Common
Stock beneficially owned by (i) each person who, as the date hereof, was known by us to own beneficially more than five percent

(5%) of its Common Stock; (ii) the individual Directors of our Company and (iii) the Officers and Directors of our Company as a group. As of the date hereof, there were 17,683,000 common shares issued and outstanding.


Title of Class     Name and Address of      Amount and Nature of     Percent
                   Beneficial Owner         Beneficial Ownership     of
                                                                     Class

Common             Frederick Berlin         4,176,400 common(1)      23.6 %
                   4862 Mayfair Ave.
                   Montreal, (QC) Canada
                   H4V2E7

Common             Emilio Fulcro            4,176,400 common(1)      23.6 %
                   4 De Gaspe,
                   D.D.O. (QC) Canada
                   H9B3G8

Common             Peter Stocola            4,176,400 common(1)      23.6 %
                   6147 Point Briand
                   St Leonard (QC) Canada
                   H1P1R6

Common             Michael Ash (2)          3,470,800 common         19.6 %
                   Rue de la Promanade
                   St. Bruno (QC), Canada

Common             Officers and Directors   12,529,200 common        70.8 %
                   as a group (1)


(1)	Through ownership of  3703088 Canada, Inc.
(2)	Through ownership of  Ashbyrne 2000,Inc.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
        PERSONS
--------------------------------------------------------------------

Directors and Executive Officers

The following table sets forth the names and current positions with our Company held by Directors, Executive Officers and Significant Employees. There is no immediate family relationship between or among any of the Directors, Executive Officers or Significant Employees and our Company is not aware of any arrangement or understanding between any Director or Executive Officer and any other person pursuant to which he was elected to his current position.


Name				Age		Position with Company
----                            ---             ---------------------

Fred Berlin			43		President, Chief Executive
Officer and Director

Emilio Fulcro			43		Secretary, Chief Operating
Officer, and Director

Peter Stocola			58		Treasurer, Chief Financial
                                                Officer and Director

Larry Yasgar			34		Director

Magda Bererra			38		Director


Fred Berlin, a co-founder of the Company, has been President, Chief Executive Officer, and a Director since November 1998. Mr. Berlin has been connected with the entertainment business as a performer, a DJ, a Head Sound & Lighting Technician, a producer, and past partner in Panache Records. He is the owner of HITT Records and currently manages the Company as well as continuing his role as scout for new talent and in the production of merchandise sales.

Emilio Fulcro, a co-founder of the Company, has been Chief Operating Officer, Director of Marketing and Sales, and Corporate Director since November, 1998. He has owned Mint Music International, Inc., a recording studio and graphic design company, since he established it in 1993. He has produced major catalogues for Madacy, Sinclair and Direct Source, currently in use by the Company and is a prized item for the promotion of their products. Prior to 1993, Mr. Fulcro was Regional Sales Manager of Les Distributions Madacy Inc., a wholesaler of audiocassettes and compact discs to retailers such as HMV, Discus and Music World and wholesalers such as Pindoff Records, Handleman, and Transcanada Music.

Peter Stocola, a co-founder of the Company, has been Vice President, Engineering and a Director since November 1998. He entered the entertainment business as a performer and is a graduate of the Trebas Institute, where he studied record engineering. In 1986 he entered into a joint venture with his brother to develop their sister's musical talent (Costanza,) into a solo artist and eventually signed Costanza to the duo Boy-Girl? from 1988 -1990, and had commercial success with the release of Don't You Want My Love, which went to #1 in Quebec, Canada, France, Italy, Spain and Germany. He has 4 Platinum and 5 Gold Records and 3 Ampex Golden Reel Awards to his credit in Canada.

Larry Yasgar, a veteran of the music business, is the President of Endorfin Records, Inc. From 1990 until 1995, he was Vice President of A&R for Columbia Records, at which time he was responsible for developing C&C Music Factory. From 1988 to 1990, Mr. Yasgar was President of the Vendetta Records Division of A&M Records. From 1970 to 1988, he was with Atlantic Records, beginning in national sales and ultimately becoming the head of promotion for its A&R, national pop and dance products areas.

Magda Bererra has been the Vice-President of The Muzik Firm, New York N.Y. since January, 1999. During her career, she has worked primarily in music publishing. From 1996 to 1998, she was Director of Latin membership for A.S.C.A.P. From 1993 to 1996 she was Director of Music Publishing for Vedisco Music Publishing. From 1991 to 1993, she was Music Publishing administrator and A&R administrator for Sony Discos/RMM Records. From 1980 to 1991, she was the Publishing/Royalty Manager for Bosey and Hawkes Music. Ms. Bererra graduated from Jersey State College with a BA. in Business Administration and Art.

ITEM 6. EXECUTIVE COMPENSATION
------------------------------

The following table shows, for the fiscal year ended April 30, 2000, the cash and other compensation paid to each of the executive officers of the Company.


                                                                          Awards         Other
Name and                                                  Other           Restricted     Stock
Position Held                 Year      Salary   Bonus    Compensation    Stock          Awards
-------------                 ----      ------   -----    ------------    ----------     ------

Fred Berlin, President        2000        -0-     -0-          -0-            -0-          -0-
and CEO

Emilio Fulcro, Secretary      2000        -0-     -0-          -0-            -0-          -0-

Peter Stocola, Treasurer      2000        -0-     -0-          -0-            -0-          -0-



ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
------------------------------------------------------

The Company was incorporated as Future Projects II Corp. under the laws of the State of Florida on June 3, 1997. On February 21, 2000, the Company merged with the Original GEM, which was incorporated on November 19, 1998 in Canada under the Canada Business Corporations Act. On February 24, 2000 the Company amended its Articles of Incorporation to officially change its name from Future Projects II Corp. to Grand Entertainment & Music (G.E.M.) Inc.

The Original GEM was formed on April 18, 2000, to effectuate the business combination of 160662 Canada, Inc. (HITT Records), 2867-0453 Quebec, Inc. (Mint Music International) and 3535924 Canada, Inc. (Cherry Production Studios) through an exchange of shares between the respective shareholders and the Original GEM. The shareholders exchanged the following shares in that transaction:

On January 14, 1999, Fred Berlin exchanged all of his shares of HITT Records, representing 100% of the company's outstanding shares, for 375,000 shares of the Original GEM.

On January 14, 1999, Emilio Fulcro exchanged all of his shares of Mint Music International, representing 100% of the company's outstanding shares, for 375,000 shares of the Original GEM.

On January 14, 1999, Peter Stacola exchanged all of his shares of Cherry Production Studios, representing 100% of the company's outstanding shares, for 375,000 shares of the Original GEM.

On Feburary 21, 2000 the shareholders of the Original GEM exchanged their shares for 16,000,000 shares of common stock of Future Projects II Corp.

ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
---------------------------------------------------------------

The total number of shares which the Company has authority to issue is 50,000,000 shares of common stock, $.001 par value. A total of 17,683,000 shares of the Common Stock are currently outstanding and the number of holders of record of our Common Stock is approximately 11. The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights. The Common Stock currently outstanding is validly issued, fully paid and non-assessable. The Board of Directors may, from time to time, declare and our Company may pay dividends on its shares in cash, property or its own shares, except when our Company is insolvent subject to the provisions of the Florida Statutes. Our Company has paid no cash dividends on its Common Stock.


                            PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
        EQUITY AND OTHER SHAREHOLDER MATTERS
----------------------------------------------------------------

The Company's Common Stock is listed on the "pink sheets" under the symbol "GENM." Public trading of the Company's Common Stock commenced on February 24, 2000 and the market for the Common stock is limited, sporadic and highly volatile. The following table sets forth the high and low last closing bid of the Common Stock for the periods indicated. The information was obtained from Telescan, Inc. The quotations represent interdealer prices without retail mark-ups, mark-downs or commissions and do not represent actual transactions. The following chart shows the closing prices of the stock since it commenced trading on February 24, 2000.

                               Price Range
                            High          Low
                          ------        -------
      2000
      ----
      First Quarter       $6.00         $1.500
      Second Quarter      $9.031        $1.125
      Third Quarter       $5.94         $1.125

On July 18, 2000, the closing price for the Common Stock was $3.50.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Dividend Policy

The Company has never declared nor paid dividends on its Common
Stock and does not intend to do so in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS
-------------------------

The Company is not a party to any pending legal proceedings.
Management is not aware of any legal proceedings pending, threatened or contemplated, against any of the Company's officers or directors, respectively, in their capacities as such.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

None


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

On Febuary 21, 2000, the Company issued a total of 4,684,000 of its common shares each to Messrs. Berlin Fulcro and Stocola; a total of 5,128,000 of its common shares to 265 other shareholders in exchange for all of their shares of Original GEM.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------

The Articles of Incorporation limit, to the maximum extent permitted by the Florida Business Corporation Act, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers

(other than liabilities arising from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of the Florida Business Corporation Act). The Articles of Incorporation provides further that the Company shall indemnify, to the fullest extent permitted by the Florida Business Corporation Act, any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. Subject to the Articles of Incorporation, the By-laws provide that the Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is finally adjudged to have been derelict in the performance of his duties as such director or officer.

Insofar as indemnification for liabilities arising under the 1933 Act and Securities Exchange Act of 1934, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Company of expenses incurred by a Director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being offered or sold, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such case.


FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Audited consolidated balance sheet of the Company as of
April 30, 2000, the related consolidated statements of
retained earnings and earnings and changes in financial
position.
	(b)	Exhibits
                3(i)(a)   Articles of Incorporation of Grand
                          Entertainment & Music (G.E.M.) Inc.
		3(ii)(a)  Bylaws of Grand Entertainment & Music (G.E.M.)
                          Inc.
                5         Tradeability Opinion
                10        Agreement for the Exchange of Common Stock by
                          and between Future Project II Corp. and Grand
                          Entertainment and Music, Inc.
                21        List of Subsidiaries
                27        Financial Data Schedule

SIGNATURES:
-----------

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorize

			Grand Entertainment & Music (G.E.M.), Inc.


                        By:/s/Fred Berlin
                           -----------------------------------------
                           Fred Berlin, President, Chief Executive
                           Officer and Director

                        Date: July 21, 2000

			Grand Entertainment & Music (G.E.M.), Inc.


                        By:/s/Emilio Fulcro
                           -----------------------------------------
                           Emilio Fulcro, Secretary, Chief Operating
                           Officer, and Director

                        Date: July 21, 2000


			Grand Entertainment & Music (G.E.M.), Inc.


                        By:/s/Peter Stocola
                           -----------------------------------------
                           Peter Stocola, Treasurer, Chief Financial
                           Officer and Director

                        Date: July 21, 2000



* Print the name and title of each signing officer under his or her signature.

                    GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                      (FORMERLY FUTURE PROJECTS II CORP.)

                      CONSOLIDATED FINANCIAL STATEMENTS

                              APRIL 30, 2000

                   GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                     (FORMERLY FUTURE PROJECTS II CORP.)



                             Table of Contents



                                                         Exhibit

Auditors' Report

Consolidated Balance Sheet.................................  A

Consolidated Statement of Retained Earnings................  B

Consolidated Statement of Earnings.........................  C

Consolidated Statement of Cash Flows.......................  D

Notes to Consolidated Financial Statements

                                AUDITORS' REPORT


               To the Shareholders of
               GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
               (FORMERLY FUTURE PROJECTS II CORP.)


               We have audited the consolidated balance sheet of GRAND ENTERTAINMENT & MUSIC G.E.M. INC. (formerly Future Projects II Corp.) as at April 30, 2000 and the consolidated statements of retained earnings, earnings and changes in financial position for the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

               We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

               In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2000 and the results of its operations and the changes in financial position for the period then ended in accordance with U.S. generally accounting principles.



                                       CHARTERED ACCOUNTANTS

               Montreal, Quebec
               July 20, 2000

                                                                   Exhibit A

                  GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                    (FORMERLY FUTURE PROJECTS II CORP.)

                        CONSOLIDATED BALANCE SHEET
                           As at April 30, 2000

                                  ASSETS
                                                                    US Dollars
                                                                    ----------
                                                                        $
CURRENT
  Accounts receivable                                                 187,546
  Record masters and preproduction costs
    (notes 1 and 2)                                                   616,821
                                                                      -------
                                                                      804,367

CAPITAL ASSETS (notes 1 and 3)                                        161,573
(Net of accumulated amortization of $97,024)

WEBSITE DEVELOPMENT COSTS (note 1)                                     21,890
                                                                      -------
                                                                      987,830
                                                                      =======
                                LIABILITIES
CURRENT
  Bank demand loan (note 4)                                            20,220
  Accounts payable and accrued liabilities                             98,401
  Current portion of government loan payable (note 1)                  13,702
                                                                      -------
                                                                      132,323

GOVERNMENT LOAN PAYABLE (note 1)                                       67,876

FUTURE INCOME TAXES PAYABLE (note 5)                                   44,771
                                                                      -------
                                                                      244,970
                                                                      -------
                       STOCKHOLDER'S EQUITY (NOTE 6)

Common stock, $.001 par value
authorized 50,000,000 shares issued
and outstanding at April 30, 2000
17,683,000 shares                                                      17,683

Additional paid-in capital                                            715,300

RETAINED EARNINGS                                                       9,877
                                                                      -------
                                                                      742,860
                                                                      -------
                                                                      987,830
                                                                      =======
See Accompanying notes

Approved on behalf of the board:

/s/_____________________________ Director -  President

                                                                  Exhibit B

                  GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                    (FORMERLY FUTURE PROJECTS II CORP.)

                CONSOLIDATED STATEMENT OF RETAINED EARNINGS
          For the two months and eight days ended April 30, 2000


                                                                  US Dollars
                                                                       $
                                                                  ----------

Deficit - beginning of period                                       (2,000)


  Net earnings                                                      11,877
                                                                    ------

RETAINED EARNINGS - END OF PERIOD                                    9,877
                                                                    ======







See Accompanying notes

                                                                   Exhibit C

                  GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                    (FORMERLY FUTURE PROJECTS II CORP.)

                    CONSOLIDATED STATEMENT OF EARNINGS
          For the two months and eight days ended April 30, 2000



                                                                  US Dollars
                                                                       $
                                                                  ----------

REVENUE                                                               41,589

COST OF SALES                                                          7,688
                                                                  ----------
GROSS PROFIT                                                          33,901
                                                                  ----------

EXPENSES
  Travel, promotion and advertising                                    9,172
  Office, telephone and rent                                           1,665
  Taxes and licenses                                                     811
  Professional fees                                                    1,545
  Insurance                                                               24
  Interest and bank charges                                              398
  Amortization of capital assets                                       2,290
                                                                  ----------
                                                                      15,905
                                                                  ----------

Earnings before provision for income taxes                            17,996

PROVISION FOR INCOME TAXES
  Future income taxes (note 5)                                         6,119
                                                                  ----------

NET EARNINGS                                                          11,877
                                                                  ==========

NET EARNINGS PER SHARE                                                 .0007
                                                                  ==========

WEIGHTED AVERAGE SHARES OUTSTANDING                               17,683,000
                                                                  ==========






See Accompanying notes

                                                                  Exhibit D

                  GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                    (FORMERLY FUTURE PROJECTS II CORP.)

                   CONSOLIDATED STATEMENT OF CASH FLOWS
          For the two months and eight days ended April 30, 2000





                                                                  US Dollars
                                                                      $
                                                                  ----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings for the period                                         11,877
  Add (deduct) non-cash items:
    Amortization                                                       2,290
    Future income taxes                                              (43,446)
  Net changes in non-cash working capital:
    Accounts receivable                                              (22,364)
    Record masters and preproduction costs                           (75,224)
    Accounts payable and accrued liabilities                          11,084
    Current portion of government loan payable                         8,437
                                                                  ----------
Net cash used in operating activities                               (107,346)
                                                                  ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of wholly-owned subsidiary                            (730,983)
  Purchase of capital assets                                         (14,809)
  Website development costs                                          (21,890)
                                                                  ----------
 Net cash used in investing activities                              (767,682)
                                                                  ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of capital stock                                           16,000
  Increase in additional paid-in capital                             714,983
                                                                  ----------

Net cash provided by financing activities                            730,983
                                                                  ----------

DECREASE IN CASH                                                    (144,045)

Cash - beginning of period                                           123,825
                                                                  ----------
BANK INDEBTEDNESS - END OF PERIOD                                    (20,220)
                                                                  ==========



See Accompanying notes

                GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                  (FORMERLY FUTURE PROJECTS II CORP.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         As at April 30, 2000


1.   ACCOUNTING POLICIES

     a)   History and Organization of the Company

          The Company was organized June 3, 1997, under the laws of the state of Florida as Future Projects II, Corp.

          On June 3, 1997, the Company issued 5,000,000 shares of its $.001 par value common stock for services of $2,000.

          On February 21, 2000, the Company cancelled 3,317,000 shares of its $.001 par value common stock and on the same day issued 16,000,000 shares of its $.001 par value common stock in exchange for 100% of all the issued and outstanding shares of Grand Entertainment & Music G.E.M. Inc. (Canada).

          On March 7, 2000, the Company changed its name from Future Projects II, Corp. to Grand Entertainment & Music G.E.M. Inc.

     b)   Principle of the Consolidated Financial Statements

          The consolidated financial statements include the accounts of:

          Grand Entertainment & Music G.E.M. Inc. (formerly Future Projects Ii Corp.)
          Grand Entertainment & Music G.E.M. Inc. (Canada)
          160662 Canada Inc. (Hitt Records)
          2867-0453 Quebec Inc. (Mint Music International)
          3535924 Canada Inc. (Cherry Studio Productions)

          All interCompany transactions and accounts have been eliminated in consolidation.

     c)   Accounts Receivable

          Management believes that all accounts receivable as of April 30, 2000 were fully collectible; therefore, no allowance for doubtful accounts were recorded.

     d)   Revenue Recognition

          Revenue is derived from sale of distribution rights, publishing rights and equity in production and records sales. Revenue is recognized as earned when the records are completed and delivered, when amounts are due from the exhibitor and when a contract is secured that irrevocably transfers distribution rights, or publishing rights to a licensee or equity to an investor, and there is reasonable assurance of collectability of proceeds.

                GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                  (FORMERLY FUTURE PROJECTS II CORP.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         As at April 30, 2000



1.   ACCOUNTING POLICIES (Cont'd)

     e)   Record Masters and Preproduction Costs

          Adaption of Statement of Accounting Standard No. 50

          In November 1981, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 50, "Financial reporting in the Record and Music Industry" (SFAS 50). SFAS 50 accounts for record masters and preproductions costs as follows:

          Record masters represents the unamortized costs of the record masters which have been produced by the Company. Such costs include all production, print and advertising costs which are expected to be recovered from future revenues, net of estimated future liabilities related to the product. The Company also has interest in record masters that are fully amortized, the values of which have not been reflected in the consolidated financial statements.

          Amortization is determined based on the ratio of current revenues earned from the record masters to expected gross future revenues. Based on management's estimates of gross future revenues as at April 30, 2000, it is expected that the record masters will be absorbed principally over the next ten years.

          Record masters are written down to the net recoverable amount if the investment is greater than the net recoverable amount. Net recoverable amount is defined as the total future revenues expected to be earned from the record masters net of future costs.

          Preproduction costs represent expenditures made on projects prior to production. Advances or contributions received from third parties to assist in development are deducted from these expenditures. Upon commencement of production, preproduction costs are charged to production. Preproduction costs which have not been set for production and are held for more than five years are ultimately expensed. Preproduction costs are written off when determined not to be recoverable.

          In managements opinion, record masters and preproduction costs have been classified as a current assets because management can either sell the distribution rights for a limited period of time or management can sell over a short period of time the individual masters.

                GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                  (FORMERLY FUTURE PROJECTS II CORP.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         As at April 30, 2000


1.   ACCOUNTING POLICIES (Cont'd)

     f)   Government Loans and Incentives Payable

          The Company has access to several government programs that are designed to assist record production and distribution in Canada and around the world. The Company has two such programs in operation and are repayable as follows:
                                                                     $
                                                                 --------
          Government Loan Payable

          - repayable starting December 31, 1998 up to
            December 31, 2007 at 3% of its worldwide
            sales non-interest bearing.                            33,068

          Government Loan Payable
          - repayable as follows:
            December 31, 2000 - 20% of the loan
            December 31, 2001 - 25% of the loan
            December 31, 2002 - 25% of the loan
            December 31, 2003 - 30% of the loan
          - non-interest bearing                                   48,510
                                                                  -------
                                                                   81,578

          Less:  Current portion                                  (13,702)
                                                                  -------
          Long-term portion                                        67,876
                                                                  =======
          Capital repayments over the next five years.

                                             $
                                           ------
          April 2001                       13,702
          April 2002                       16,127
          April 2003                       17,128
          April 2004                       20,553
          April 2005                        7,500

     g)   Capital Assets

          Capital assets are carried at cost less accumulated amortization. Amortization is provided primarily using the following method and annual rates:

          Intangibles                      - Diminishing balance -  7%
          Computer hardware and software   - Diminishing balance - 30%
          Furniture and fixtures           - Diminishing balance - 20%
          Production equipment             - Diminishing balance - 20%
          Leasehold improvements           - Straight-line - 5 years
          Rolling stock                    - Diminishing balance - 30%

                GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                  (FORMERLY FUTURE PROJECTS II CORP.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         As at April 30, 2000


1.   ACCOUNTING POLICIES (Cont'd)

     h)   Website Development Costs

          Website development costs are capitalized as incurred and will be amortized over its expected useful live which management estimates to be three years. To date all costs have been capitalized as the website is still under development and is not available for commercial use yet.

     i)   Adoption of Statement of Accounting Standard No. 128

          In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128.
          "Earnings per Share" (SFAS 128). SFAS 128 changes the standards for computing and presenting earnings per share (EPS) and supersedes Accounting Principles Board Opinion No. 15, "Earnings per Share." SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. This Statement requires restatement of all prior-period EPS data presented.

          As it is related to the Company, the principal differences between the provisions of SFAS 128 and previous authoritative pronouncements are the exclusion of common stock equivalents in the determination of Basic Earnings per share and the market price at which common stock equivalents are calculated in the determination of Diluted Earnings per share.

          Basic earnings per common share is computed using the weighted average number of shares of common stock outstanding for the period. Diluted earnings per common share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares related to stock options and warrants outstanding during the period.

          For the period ended April 30, 2000, primary earnings per share was the same as basic earnings per share and fully diluted earnings per share was the same as diluted earnings per share.

     j)   Foreign Exchange

          Assets and liabilities of the Company which are denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average rates throughout the year.

                GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                  (FORMERLY FUTURE PROJECTS II CORP.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         As at April 30, 2000


1.   ACCOUNTING POLICIES (Cont'd)

     k)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     l)   Dividend Policy

          The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.


2.   RECORD MASTERS AND PREPRODUCTION COSTS

                                                                    $
                                                                 -------

     Record masters, net of amortization                         462,942

     Record masters and preproduction costs in
       progress                                                  153,879
                                                                 -------
                                                                 616,821
                                                                 =======
3.   CAPITAL ASSETS

                                           Cost     Amortization      Net
                                           ----     ------------      ---
                                             $           $           $

     Rolling stock                          2,056         576       1,480
     Furniture and fixtures                16,381       8,079       8,302
     Computer hardware and software        49,772      34,987      14,785
     Production equipment                 173,717      47,738     125,979
     Intangibles                           13,113       2,922      10,191
     Leasehold improvements                 3,558       2,722         836
                                          -------     -------     -------
                                          258,597      97,024     161,573
                                          =======     =======     =======

4.   BANK DEMAND LOAN

     The bank demand loan is secured by the personal guarantee of a director and shareholder and a pledge on the accounts receivable and a lien on the equipment.

                GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                  (FORMERLY FUTURE PROJECTS II CORP.)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         As at April 30, 2000

5.   FUTURE INCOME TAXES PAYABLE

     Future income taxes payable arise as a result of timing differences occurring when amortization of record masters and preproduction costs differ from amortization rates prescribed for income tax purposes.

     For the period from February 21, 2000 to April 30, 2000, the amount of future income taxes payable recorded in the accounts were $6,119.

6.   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                         Accumulated
                                                          Additional      (Deficit)
                                    Common Stock           paid-in        Retained
                                  Shares      Amount       Capital        Earnings
                                  ------      ------      ----------     ----------
                                                 $            $               $
     June 3, 1997
     issued for services         5,000,000     5,000          (3,000)          -

     Net loss, June 3, 1997,
     to December 31, 1997             -         -               -             2,000)
                                ----------    ------      ----------     ----------

     Balance,
     December 31, 1997           5,000,000     5,000          (3,000)        (2,000)

     Net loss year ended
     December 31, 1998                -         -               -              -
                                ----------    ------      ----------     ----------
     Balance,
     December 31, 1998           5,000,000     5,000          (3,000)        (2,000)

     Net loss
     January 1, 1999 to
     December 31, 1999                -         -               -              -
                                ----------    ------      ----------     ----------
     Balance,
     December 31, 1999           5,000,000     5,000          (3,000)        (2,000)

     February 21, 2000
     - cancellation of
         shares                 (3,317,000)   (3,317)          3,317           -
     - issued shares in
       exchange of 100% of
       Grand Entertainment
       & Music G.E.M. Inc.
       (Canada)                 16,000,000    16,000         714,983           -
                                ----------    ------      ----------     ----------
     Balance,
     February 21, 2000          17,683,000    17,683         715,300         (2,000)

     Net earnings
       February 22, 2000
       to April 30, 2000              -         -               -            11,877
                                ----------    ------      ----------     ----------
     Balance,
     April 30, 2000             17,683,000    17,683         715,300          9,877
                                ==========    ======      ==========     ==========


                     GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                       (FORMERLY FUTURE PROJECTS II CORP.)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             As at April 30, 2000


7.   COMMITMENTS

     The Company leases premises under leases expiring in May 2001 and July 2001. Minimum lease payments over the balance of the leases are as follows:
                                                $
                                              ------
          April 2001                          21,975
          April 2002                           3,970


8.   FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

     In conducting its business, the Company used various instruments to manage the risks arising from fluctuations in exchange rates. All instruments are used for risk management purposes only.

     a)   Concentration of Credit Risk

          The Company's exposure to concentration of credit risk is limited due to the large number of customers comprising the Company's customer base and their dispersion across many geographic locations.

     b)   Fair Value of Financial Instruments

          The fair value of current monetary assets and liabilities approximates their carrying values as reported in the consolidated balance sheet due to the relatively short period to maturity of the instruments.

          Due to its floating rate nature, the carrying amount of the bank term loan approximates its fair value.


9.   SUBSEQUENT EVENTS

     On July 11, 2000, the Company signed a contract with the Company MP3.com, which contract was announced by MP3.com on July 19, 2000 by means of a press release. Under this contract, the Company acquires certain rights and assumes certain obligations respecting the future marketing of its products. Given the forward looking nature of the agreement, it is not possible to assess with any reasonable degree of certainty, the quantitive benefits to the Company which this contract might provide.

     The contract is for an initial period of two years and is renewable for successive one year periods.

                     GRAND ENTERTAINMENT & MUSIC G.E.M. INC.
                      (FORMERLY FUTURE PROJECTS II CORP.)

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             As at April 30, 2000



10.  DILUTIVE FACTORS

     The Company has neither debt obligations nor senior equity securities in circulation having conversion privileges into common stock. There are no options, warrants, or similar instruments outstanding which could cause an increase in common stock outstanding. Furthermore, the Company has not adopted a stock option plan for its directors or employees which would cause an increase in common stock outstanding.